FILED PURSUANT TO RULE 424(B)(3)
REGISTRATION NO. 333-144414

WELLS REAL ESTATE INVESTMENT TRUST II, INC.

SUPPLEMENT NO. 1 DATED APRIL 29, 2010

TO THE PROSPECTUS DATED APRIL 2, 2010

This document supplements, and should be read in conjunction with, our prospectus dated April 2, 2010 relating to our offering of 375,000,000 shares of common stock (the “Prospectus”).

Status of Our Public Offerings

As of April 27, 2010, we had received aggregate gross offering proceeds of approximately $5.5 billion from the sale of approximately 550.1 million shares in our public offerings. After incurring approximately $109.3 million in acquisition fees, approximately $493.7 million in selling commissions and dealer-manager fees, approximately $73.6 million in other organization and offering expenses, and funding common stock redemptions of approximately $343.1 million pursuant to the share redemption program, as of April 27, 2010, we had raised aggregate net offering proceeds available for investment in properties of approximately $4.5 billion, substantially all of which has been invested in real estate properties. As of April 27, 2010, 229.0 million shares remained available for sale under the Prospectus.

On April 27, 2010, our board of directors elected to conclude our current primary public offering of shares effective June 30, 2010. In making this decision, our board considered a number of factors related to the capital needs and sources necessary to position us for the next phase in our life cycle, including the strength of our existing real estate portfolio, our operational cash flows, current conditions in the office real estate market, our low level of leverage (our debt-to-real estate asset ratio was 18.5% as of March 31, 2010), the fact that we recently earned investment-grade credit ratings from two major rating agencies, and that we have also received positive responses from bank lenders interested in offering us a significant line of credit at favorable borrowing rates in the near term. Further, while we will not accept subscriptions for shares under our current primary public offering after June 30, 2010, we will continue to offer shares through our dividend reinvestment program. As a result, we anticipate having access to ample capital resources for managing, enhancing and adding to our current real estate portfolio.